# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Blend Labs, Inc., CIK 0001855747
CUSIP: 09352U108
Title of class of securities: Class A Common Stock, $0.00001 par value per share
Address of issuer's principal executive offices: 7250 Redwood Blvd., Suite 300, Novato, California (CA), 94945
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001679307

## Reporting persons
- 8VC Co-Invest Fund I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,897,728; sole dispositive power 0; shared dispositive power 6,897,728; aggregate amount beneficially owned 6,897,728 (2.7% of the class)
  Comment: All shares are held by 8VC Co-Invest LP (as defined in Item 2(a) of the Original Schedule 13G (as defined below)). 8VC Co-Invest GP (as defined in item 2(a) of the Original Schedule 13G) is the general partner of 8VC Co-Invest LP. Lonsdale (as defined in Item 2(a) of the Original Schedule 13G) is the sole managing member of 8VC Co-Invest GP and may be deemed to have voting, investment and dispositive power with respect to the shares held by 8VC Co-Invest LP.
  
  The percentage in Row 11 is based on 254,775,978 shares of Common Stock (as define in Item 2(d) of the Original Schedule 13G) outstanding as of April 30, 2025, as reported by the Issuer in its quarterly report on Form 10-Q for the quarter ended March 31, 2025, filed with the Securities and Exchange Commission on May 8, 2025 (the "Form 10-Q").
- 8VC Co-Invest GP I, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,897,728; sole dispositive power 0; shared dispositive power 6,897,728; aggregate amount beneficially owned 6,897,728 (2.7% of the class)
  Comment: All shares are held by 8VC Co-Invest LP. 8VC Co-Invest GP is the general partner of 8VC Co-Invest LP. Lonsdale is the sole managing member of 8VC Co-Invest GP and may be deemed to have voting, investment and dispositive power with respect to the shares held by 8VC Co-Invest LP.
  
  The percentage in Row 11 is based on 254,775,978 shares of Common Stock outstanding as of April 30, 2025, as reported by the Issuer in the Form 10-Q.
- 8VC Opportunities Fund II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,975,791; sole dispositive power 0; shared dispositive power 4,975,791; aggregate amount beneficially owned 4,975,791 (2% of the class)
  Comment: All shares are held by Opportunities II (as defined in Item 2(a) of the Original Schedule 13G). Opportunities GP II (as defined in item 2(a) of the Original Schedule 13G) is the general partner of Opportunities II. Lonsdale is the sole managing member of Opportunities GP II and may be deemed to have voting, investment and dispositive power with respect to the shares held by Opportunities II.
  
  The percentage in Row 11 is based on 254,775,978 shares of Common Stock outstanding as of April 30, 2025, as reported by the Issuer in the Form 10-Q.
- 8VC Opportunities GP II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,975,791; sole dispositive power 0; shared dispositive power 4,975,791; aggregate amount beneficially owned 4,975,791 (2% of the class)
  Comment: All shares are held by Opportunities II. Opportunities GP II is the general partner of Opportunities II. Lonsdale is the sole managing member of Opportunities GP II and may be deemed to have voting, investment and dispositive power with respect to the shares held by Opportunities II.
  
  The percentage in Row 11 is based on 254,775,978 shares of Common Stock outstanding as of April 30, 2025, as reported by the Issuer in the Form 10-Q.
- Joe Lonsdale: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 11,873,519; shared voting power 0; sole dispositive power 11,873,519; shared dispositive power 0; aggregate amount beneficially owned 11,873,519 (4.7% of the class)
  Comment: Consists of (i) 6,897,728 shares of Common Stock held by 8VC Co-Invest LP and (ii) 4,975,791 shares of Common Stock held by Opportunities II. 8VC Co-Invest GP is the general partner of 8VC Co-Invest LP. Lonsdale is the sole managing member of 8VC Co-Invest GP and may be deemed to have voting, investment and dispositive power with respect to the shares held by 8VC Co-Invest LP. Opportuniites GP II is the general partner of Opportunities II. Lonsdale is the sole managing member of Opportunities GP II and may be deemed to have voting, investment and dispositive power with respect to the shares held by Opportunities II.
  
  The percentage in Row 11 is based on 254,775,978 shares of Common Stock outstanding as of April 30, 2025, as reported by the Issuer in the Form 10-Q.

## Item 1. Issuer
Name of issuer: Blend Labs, Inc.
Address of issuer's principal executive offices: 7250 Redwood Blvd., Suite 300, Novato, CA 94945

## Item 2. Person Filing
Name of person filing: This Amendment No. 2 (this "Amendment") amends and supplements the Schedule 13G originally filed by the Reporting Persons with the Securities and Exchange Commission on February 14, 2022, as amended by Amendment No. 1 filed with the Securities and Exchange Commission on February 8, 2023 (collectively, the "Original Schedule 13G"). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13G remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meaning ascribed to them in the Original Schedule 13G.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of the cover page for each Reporting Person and the corresponding comments.*
Percent of class: See Row 11 of the cover page for each Reporting Person and the corresponding comments.*
Sole power to vote or to direct the vote: See Row 5 of the cover page for each Reporting Person and the corresponding comments.*
Shared power to vote or to direct the vote: See Row 6 of the cover page for each Reporting Person and the corresponding comments.*
Sole power to dispose or to direct the disposition: See Row 7 of the cover page for each Reporting Person and the corresponding comments.*
Shared power to dispose or to direct the disposition:
See Row 8 of the cover page for each Reporting Person and the corresponding comments.*

*Each of the Reporting Persons disclaims beneficial ownership as to such shares, except to the extent of such Reporting Person's pecuniary interest therein.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 10. Certifications
Not applicable.

## Signatures
- 8VC Co-Invest Fund I, L.P.: /s/ Ian Shannon, Ian Shannon, General Counsel of 8VC Co-Invest GP I, LLC, general partner of 8VC Co-Invest Fund I, L.P. (08/12/2025)
- 8VC Co-Invest GP I, LLC: /s/ Ian Shannon, Ian Shannon, General Counsel (08/12/2025)
- 8VC Opportunities Fund II, L.P.: /s/ Ian Shannon, Ian Shannon, General Counsel of 8VC Opportunities GP II, LLC, general partner of 8VC Opportunities Fund II, L.P. (08/12/2025)
- 8VC Opportunities GP II, LLC: /s/ Ian Shannon, Ian Shannon, General Counsel (08/12/2025)
- Joe Lonsdale: /s/ Joe Lonsdale, Joe Lonsdale (08/12/2025)